U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  FORM 12b-25                                   SEC FILE NO.:
                                                                   333-05978
                           NOTIFICATION OF LATE FILING
                                                                CUSIP NUMBER:
            (Check One):                                         xxxxxx-xx-x

         [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR For Period Ended: December 27, 1996

         [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F[] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended: n.a.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part 1 -- Registrant Information


   Full Name of Registrant:           EURAMAX INTERNATIONAL PLC

   Former Name if Applicable:

   Address of Principal Executive Office (Street and Number): 5335 Triangle Pkwy
                                                              Suite 550
   City, State and Zip Code:                             Norcross,Georgia  30092


Part II -- Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

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         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; Yes [X]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; Yes [X]

         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.


Part III -- Narrative


State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant is incorporated under the laws of England and Wales. Its initial public offering, consisting of an offering of debt securities, was initially filed on Form 20-F. In the course of the review process, the Registrant converted its filing to Form S-4, retaining the Form 20-F format for several minor disclosure items. The Registrant engaged new counsel for assistance with the Form 10-K, and the revisions to the minor disclosure items required unanticipated additional documentation and revisions to the Form 10-K, in order to more completely satisfy SEC requirements. In addition the process of completing the Edgar conversion was delayed due to unexpected computer compatability/conversions issues despite previous experience in similar conversions. The Form 10-K was filed at approximately 9:30 pm on the due date, May 8, 1997.



Part IV -- Other Information


         (1) Name and telephone number of person to contact in regard to this notification:
                           T. Clark Fitzgerald III, Esq.
                           Arnall Golden & Gregory
                           2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia  30309-3450
                           (404) 873-8622

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [ ] No

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         (3) Is it  anticipated  that  any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in the Registrant's Registration Statement on Form S-4 (File No. 333-05978), in September 1996 the Registrant purchased, through its wholly-owned subsidiaries, all of the issued and outstanding capital stock of certain subsidiaries of another company which operate a fabricated products operation. In connection with this transaction, the Company incurred additional indebtedness and acquisition expenses. Net earnings of the Predecessor were approximately $19.7 million for 1995; net earnings for the Predecessor for the for the nine months ended September 25, 1996 were approximately $13.6 million and for the Successor for the three months ended December 27, 1996 were approximately $1.0 million, for a combined total of approximately $14.6 million for the year (prior to dividends on preference shares of approximately $1.2 million).

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

R. Scott Vansant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   EURAMAX INTERNATIONAL PLC



                                                   By:  /s/R. Scott Vansant
                                                   Name:   R. Scott Vansant
Date:  May 9, 1997                                 Title:  Vice President
                                                      Finance and Administration




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